As filed with the Securities and Exchange Commission on April 5, 2006
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Schedule TO


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             THE WILBER CORPORATION
                       (Name of Subject Company (issuer))


                          THE WILBER CORPORATION-ISSUER
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   967797 101
                      (CUSIP Number of Class of Securities)

                               Douglas C. Gulotty
                             The Wilber Corporation
                                 245 Main Street
                             Oneonta, New York 13820
                                 (607) 432-1700
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                             Clifford S. Weber, Esq.
                          Hinman, Howard & Kattell, LLP
                       106 Corporate Park Drive, Suite 317
                          White Plains, New York 10604
                                 (914) 694-4102

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]

                         AMENDMENT NO. 3 TO SCHEDULE TO

            This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed on April 4, 2006, as amended on April 10, 2006 and April 28, 2006 (the "Schedule TO") by The Wilber Corporation, a New York corporation (the "Company"), relating to an offer by the Company to purchase up to 650,000 shares of its common stock upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2006, and the related offer materials filed as Exhibits (a)(1)(i),(ii); (a)(2)(i-ix);
(a)(5)(i-iii) and (d)(1) to the Schedule TO.

            Item 12 of the Schedule TO is hereby amended as follows:

      Item 12. Exhibits.

      (a)(2)(x) Text of press release issued by the Company on May 4, 2006, announcing extension of the tender offer.

      (a)(2)(xi) Text of Press Announcement to be published in local and regional newspapers on May 5, 2006


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.



May 4, 2006                          THE WILBER CORPORATION

                                     /s/ Douglas C. Gulotty
                                     -----------------------------------
                                     Douglas C. Gulotty
                                     President and Chief Executive Officer

                                                               Exhibit (a)(2)(x)

--------------------------------------------------------------------------------

                  THE WILBER CORPORATION ANNOUNCES EXTENSION OF
                      MODIFIED DUTCH AUCTION TENDER OFFER

================================================================================

                              FOR IMMEDIATE RELEASE


DATE:    May 4, 2005
FROM:    Douglas C. Gulotty, President and CEO
PHONE:   607-433-4172

      Oneonta, New York - The Wilber Corporation (Amex: GIW) (the "Company"), the holding company for Wilber National Bank, Oneonta, New York, announced today that it has extended the expiration date of its modified Dutch auction issuer tender offer for up to 650,000 shares of its common stock, previously announced on April 4, 2006, until 5:00 p.m., New York City time, on May 18, 2006. The offer was previously scheduled to expire at 5:00 p.m., New York City time, today. To date, approximately 518,802 shares of the Company's common stock have been tendered and deposited in the offer.

      All of the terms of the offer remain the same, as described in the Offer to Purchase delivered to shareholders in connection with the tender offer.

      The Company has extended the offer to give shareholders additional time to consider the offer and tender shares if they so choose. Shareholders who owned shares of the Company's common stock on the record date of May 12,2006, will receive the quarterly dividend declared by the Company's Board of Directors on April 28, 2006, even if they tender their shares to the Company in the offer.

      The Company is a single bank holding company headquartered in Oneonta, New York, serving the financial needs of the communities of the Western Catskills and Eastern Southern Tier of New York. The Wilber Corporation is the parent company of Wilber National Bank, a national bank chartered in 1874 with 20 branch offices located in Otsego, Delaware, Schoharie, Ulster, Chenango and Broome Counties and loan production offices located in Kingston, NY and Syracuse, NY. The Company's common stock trades under the symbol GIW on the American Stock Exchange.

      NEITHER THE WILBER CORPORATION NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION


                                       ###

                                                              Exhibit (a)(2)(xi)

--------------------------------------------------------------------------------
                            EXPIRATION DATE EXTENDED

The Wilber Corporation has extended until May 18, 2006, its previously announced offer to purchase up to 650,000 shares of its common stock.
--------------------------------------------------------------------------------

                 The press release containing details about the
                     extension, as well as the Self-Tender
                          Documents, may be viewed at:
                    www.wilberbank.com/AboutUsWilberCorp.asp



                               Offer Issue Date:
                             Tuesday, April 4, 2006

                           Extended Expiration Date:
                             Thursday, May 18, 2006
                        at 5:00 p.m., New York City Time

                      Direct any questions or requests for
                          assistance or copies to the
                       dealer manager/information agent:

                        Sandler O'Neil & Partners, L.P.
                          919 Third Avenue, 6th Floor
                               New York, NY 10022
                           Telephone: (800) 635-6851

                       Confirm delivery of shares through
                                the Depositary:

                         Registrar and Transfer Company
                               10 Commerce Drive
                           Cranford, New Jersey 07016
                            Telephone (800) 368-5948